Open Letter to the Board of Directors and Executive Team of Lee Enterprises

October 13, 2025

To the Board of Directors and Executive Leadership,

On behalf of The Hoffmann Family of Companies, as the second-largest shareholder of Lee Enterprises, we write to express our deep concern and growing alarm at the direction your leadership has taken. Our commitment to Lee as a long-term investor is grounded in belief in the mission and the potential of the Company to deliver sustainable value to readers, shareholders, and employees. But recent developments (as reported in the public press) suggest the Company is drifting off course, favoring short-term cost cuts and minimalism over strategic leadership, innovation, and reinvestment.

We believe that the current path is not just corrosive to value creation, but threatens the very viability of Lee's mission in local journalism and community service. We urge you to pause, re-evaluate, and re-orient before irreversible damage is done.

We are most concerned that the current trajectory appears to disproportionately benefit a narrow leadership tier at the expense of long-term value for shareholders, readers, and employees. Excess focus on short-term cost control or financial engineering often sacrifices capability, morale, innovation, and legitimacy.

As a major shareholder, we must emphasize that value accrues over time through growth, reinvestment, and sustained trust - not through repeated austerity. We still believe Lee can be steered back toward a healthier, more sustainable model. To that end, we respectfully call for the following:

1. Strategic Reassessment and Public Roadmap

- Commission a comprehensive, independent strategic review (e.g. via an external advisory or consulting firm) of Lee's business model, digital roadmap, and newsroom investments.
- Publicly commit to a multi-year strategic plan that balances cost discipline with targeted investment for growth, innovation, and retention of high-impact talent.
- Regularly disclose key performance metrics (beyond headline-creating cost cuts), including transparent digital subscriber growth, content engagement trends, retention, newsroom headcounts, and local advertising pipeline.

2. Reinvest in Core Product and Differentiation

- Reverse or slow further destructive cuts to editorial resources, which are the source of Lee's legitimacy and competitive edge.
- Prioritize investments in digital product, local journalism, data/analytics/AI capabilities, and novel monetization models.
- Protect and invest in essential infrastructure tech systems (BLOX), cybersecurity as critical strategic assets, not mere cost centers.

3. Align Incentives with Long-Term Value

- Recalibrate executive compensation and incentive structures so that leadership is rewarded for sustainable growth (subscription and engagement metrics), not just cost reductions.
- Consider mechanisms such as clawbacks, performance metrics linked to newsroom health and retention, and rolling long-term incentive plans aligned with total shareholder return.

4. Strengthen Governance, Accountability & Stakeholder Dialogue

- Expand Board oversight to ensure there is an independent committee (e.g. Strategy & Transformation) that rigorously monitors execution of the strategic plan and holds management accountable.
- Commit to regular, structured engagement with major shareholders (including HF of Companies) to review progress, course-correct when necessary, and solicit feedback.
- Incorporate credible third-party audits of performance, resource deployment, and risk management (including cybersecurity, privacy, and legal risk).

5. Cultural Reset & Employee Morale

- Publicly affirm your commitment to your journalists, staff, and local communities. Leadership must rebuild trust internally and externally.
- Institute retention programs, training, and pathways for advancement to reduce churn and preserve institutional memory.
- Be transparent with employees about the constraints and trade-offs, while showing a credible path forward—uncertainty breeds attrition.

Let us be clear: if Lee continues down its current path of relentless austerity without bold reinvestment and strategic clarity, we fear the Company may degrade beyond rescue while losing subscriber base, advertiser relevance, employee productivity and institutional trust. That outcome would leave even the top leadership with minimal legacy and little value to deliver.

But this moment also offers an opportunity. If Lee shifts course now you use this moment as a turning point and restore credibility, rebuild strength in local journalism, and deliver sustainable, compounding value to shareholders, readers, employees, and communities.

HF Companies remains committed to constructive partnership and oversight. We stand ready to support meaningful change, but we will not stand idle if the status quo persists. We are ready honor our previous communication to you of infusing capital into the Company, and in this regard, we reiterate our previous request that the Board evaluate the Company's Shareholder Rights Agreement (poison pill). In light of our commitment to providing additional investment into the Company, we encourage you to consider, taking into account your fiduciary obligations and duties to maximize shareholder value, an amendment to the provisions of the Agreement that would trigger the poison pill upon the acquisition of 15% of the Company's outstanding shares. We believe these provisions are counterproductive given the Company's precarious position, and instead serve to restrict growth potential and creation of maximum value for all of Lee's stakeholders.

We hope you and the Board can recognize how serious this situation is, as we fear you are heading to insolvency and bankruptcy, wiping out all shareholder value.

We respectfully request a meeting with the Board and the executive team within the next 30 days to deliberate a path forward. Time is of the essence.

Respectfully submitted,

The Hoffmann Family of Companies   **Hoffmann Media Group**

David Hoffman-Chair   J. Pason Gaddis CEO